UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Auditor

On October 18, 2023, the Audit Committee of the Board of Directors of Selina Hospitality PLC (the “Company”) appointed BDO LLP (“BDO”) as the Company’s new independent registered public accounting firm in respect of its financial statements to be filed with the United States Securities and Exchange Commission and audited under Public Company Accounting Oversight Board standards, effective immediately.

Barbara Zubiria, the Company’s Chief Financial Officer, commented: “We’re very pleased to be working with BDO as we commence our 2023 audit work. We believe BDO’s experience working on agile global groups in the hospitality sectors and their global footprint and network will complement Selina’s footprint and needs and will allow for a well-planned and efficiently executed audit process.”

The audit reports of Baker Tilly US, LLP relating to the Company’s financial statements for the years ended December 31, 2022 and 2021 did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph indicating that there was substantial doubt as to the Company’s ability to continue as a going concern. In connection with the audit of our financial statements for the years ended December 31, 2022 and 2021, we and Baker Tilly identified material weaknesses in our internal control over financial reporting.

Those reports have not been withdrawn or modified.

For the years ended December 31, 2022 and 2021 and through October 18, 2023, there were no (i) disagreements with Baker Tilly US, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Baker Tilly US, LLP to make reference to the subject matter thereof in connection with its reports for such years; or (ii) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent period through October 18, 2023, we did not consult with BDO LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered by BDO LLP on our consolidated financial statements. Further, BDO LLP did not provide any written or oral advice as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Baker Tilly US, LLP with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from Baker Tilly US, LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Baker Tilly US, LLP’s letter dated October 18, 2023 is attached hereto as Exhibit 16.1.

INDEX TO EXHIBIT

Exhibit No.	Description

16.1	Baker Tilly US, LLP’s letter to the Securities and Exchange Commission dated October 18, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: October 18, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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